Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated April 26, 2012

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$10.00	$
Underwriting discount (1)(2)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May     , 2012

Units

$10 principal amount per unit

CUSIP No.

Pricing Date* May , 2012

Settlement Date* May , 2012

Maturity Date* July , 2013

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Zinc Spot Price

Maturity of approximately 14 months

3-to-1 upside exposure to increases in the Zinc Spot Price, subject to a capped return of [18% to 22%]

1-to-1 downside exposure to decreases in the Zinc Spot Price, with 100% of your investment at risk

All payments at maturity subject to the credit risk of Bank of America Corporation

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

Enhanced Return

Bank of America

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Summary

The Accelerated Return Notes® Linked to the Zinc Spot Price, due July     , 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Zinc Spot Price is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146655/d326526d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The London Metal Exchange second ring official reference price for Special High Grade Zinc (the “Zinc Spot Price”) (Bloomberg symbol: “LOZSDY”).
Starting Value:	The Zinc Spot Price on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as described on page S-32 of product supplement ARN-4.
Ending Value:

The Zinc Spot Price on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page S-27 of product supplement ARN-4.

Capped Value:	[$11.80 to $12.20] per unit, which represents a return of [18% to 22%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-8.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Zinc Spot Price will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Zinc Spot Price decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forego the rights and benefits of owning zinc or any related futures contract.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Zinc Spot Price will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning zinc or any related futures contracts.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.00, the midpoint of the Capped Value range of $[11.80 to $12.20] per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in zinc, as measured by the Zinc Spot Price.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $12.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
103.00		3.00%	$10.90		9.00%
106.00		6.00%	$11.80		18.00%
110.00		10.00%	$12.00	(2)	20.00%
120.00		20.00%	$12.00		20.00%
130.00		30.00%	$12.00		20.00%
140.00		40.00%	$12.00		20.00%
150.00		50.00%	$12.00		20.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual levels of the Market Measure, see “The Zinc Spot Price” section below. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value:    80.00

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value:  103.00

$10 +	[	$10 × 300% ×	(103 – 100)	]	= $10.90 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value:   130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.00 per unit.
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Additional Risk Factors” section below and the “Risk Factors” sections beginning on page S-10 of product supplement ARN-4, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Zinc Spot Price measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in zinc, as measured by the Zinc Spot Price.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-8 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in zinc and related futures contracts) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value of the notes and their return and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to zinc or any related futures contracts.

▪	Suspensions or disruptions of trading in zinc or related futures contracts may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Additional Risk Factors

There are risks associated with investing in zinc or zinc-linked notes.

The Zinc Spot Price is derived from an exchange-traded principals’ market, specifically the London Metal Exchange (the “LME”). Certain features of U.S. futures markets are not present in the context of trading on the LME. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Zinc prices are primarily responsive to global supply and demand. Demand for zinc is significantly influenced by the level of global industrial economic activity. The electropositive nature of zinc enables metals to be readily galvanized, which gives added protection against corrosion to building structures, vehicles, machinery and household equipment. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for almost half of world-wide zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc is dominated by Asia, Europe, and the Americas. Accordingly, reduced demand and/or increased supply of zinc could reduce the value of the notes.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the Zinc Spot Price.

The price movements in the Zinc Spot Price may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for zinc that have more distant delivery dates than the Zinc Spot Price. The prices for these distant-delivery futures contracts may not increase to the same extent as the Zinc Spot Price, or may decrease to a greater extent, which may adversely affect the value of the notes.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Changes in the methodology used to calculate the Zinc Spot Price, or changes in laws or regulations, may affect the value of the notes.

The Lead and Zinc Committee of the LME may make recommendations to the executive committee of the LME as to contract specifications, trading procedures, delivery points and policy issues related to the trading of zinc contracts on the LME in a way that may adversely affect the Zinc Spot Price and the value of the notes. The Lead and Zinc Committee and the LME have no obligation to consider your interests. The LME also may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Zinc Spot Price. Any change of this kind could cause a decrease in the Zinc Spot Price, which would adversely affect the value of the notes.

In addition, the price of zinc could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Zinc Spot Price and, as a result, could adversely affect the value of the notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in the section entitled “Description of ARNS - Market Disruption Events - Commodity-Based Market Measures” on page S-31 of product supplement ARN-4.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined by the calculation agent:

(A) the suspension of or material limitation on trading in zinc, or futures contracts or options related to zinc, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in zinc, or futures contracts or options related to zinc, on the Relevant Market;

(C) the failure of the LME (as defined above) to calculate or publish the official reference price of zinc for that day (or the information necessary for determining the official reference prices); or

(D) any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LME in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market in London on which members of the LME, or any successor thereto, quote prices for the buying and selling of zinc, or if such market is no longer the principal trading market for zinc or options or futures contracts for zinc, such other exchange or principal trading market for zinc as determined in good faith by the calculation agent which serves as the source of prices for zinc, and any principal exchanges where options or futures contracts on zinc are traded.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

The Zinc Spot Price

The “Zinc Spot Price” is the second ring official reference price for zinc of 99.995% purity (minimum) (“Special High Grade Zinc”) at approximately 12:55 p.m. (London time), quoted in U.S. dollars per metric ton on the LME or its successor, as determined and made public by the LME and available on Bloomberg under the symbol “LOZSDY.”

The LME is an exchange-traded market based in London. Members of the LME typically trade with each other and with their clients on a principal-to-principal basis. The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members. Zinc was first traded on the LME in 1915.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in zinc or in any zinc transaction traded on the LME.

The notes are not sponsored, endorsed, sold, or promoted by the LME. The LME takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, or the accompanying product supplement, prospectus supplement, or prospectus. In addition, the LME is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the Redemption Amount. The LME has no obligation in connection with the administration, marketing, or trading of the notes.

The following graph shows the monthly historical performance of the Zinc Spot Price in the period from January 2007 through March 2012. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 23, 2012, the Zinc Spot Price was 1,985.50.

This historical data on the Zinc Spot Price is not necessarily indicative of the future performance of the Zinc Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Zinc Spot Price during any period set forth above is not an indication that the Zinc Spot Price is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Zinc Spot Price.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Role of MLPF&S and Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or another of our affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to ARNs” beginning on page S-10 and “Use of Proceeds” on page S-22 of product supplement ARN-4.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Zinc Spot Price, due July , 2013

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Market Measure.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

Accelerated Return Notes®	TS-9